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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Brokerage

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

17 E Kossuth St

(No. and Street)

Columbus	OH	43206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas

(Name – *if individual, state last, first, middle name*) SEC Mail Processing

4807 Rockside Rd Ste 5100	Independence	OH	44131
(Address)	(City)	MAR 11 2020 (State)	(Zip Code)

Washington, DC

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _GREGORY JORDAN_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
US Brokerage _____ , as
of _MARCH 10_ , 20_20_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

DYLAN G. KOHL
Notary Public, State of Ohio
My Comm. Expires 07/...

1 - 10 - 2020

Notary Public

_____
Signature

_____
PRESIDENT
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2019

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2019

INDEX

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Assets:

Cash	$	63,506
Deposits with clearing organizations		51,202
Accounts receivable - trade		11,355
Deposit and prepaids		22,691
TOTAL ASSETS	$	148,754

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable	$	12,172
Accounts payable - commissions		43,657
Accrued wages		7,300
Accrued taxes		1,114
Distributions payable		13,083
Total Liabilities		77,326

Stockholders' Equity:

Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	217,144
Retained earnings	46,911
	281,387
Less: Treasury Stock, at cost	209,959
Total Stockholders' Equity	71,428

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	148,754

The accompanying notes are an integral part of these statements.

Revenues	
Commissions	$ 650,505
12b-1	104,164
	754,669
Less:	
Clearing and execution costs and fees	41,872
Commissions expense	497,584
Net revenues	215,213
Operating expenses	197,522
Income from operations	17,691
Other income(loss)	
Interest income	2,615
Error income(expense)	(1,240)
	1,375
Income before taxes	19,066
City income taxes	407
NET INCOME	$ 18,659

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2019

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total	Less: Treasury Stock	Total
Balance - beginning of year	$ 17,332	$ 217,144	$ 39,216	$ 273,692	$ (209,959)	$ 63,733
Current year net income	-	-	18,659	18,659	-	18,659
Distributions	-	-	(10,964)	(10,964)	-	(10,964)
Balance - end of year	$ 17,332	$ 217,144	$ 46,911	$ 281,387	$ (209,959)	$ 71,428

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities:

Net Income	$ 18,659
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Deposits with clearing houses	(827)
Accounts receivable - trade	(2,694)
Prepaid expenses	(6,805)
Increase (decrease) in:	
Accounts payable	(3,422)
Accrued wages	1,000
Accrued commissions	1,544
Accrued taxes	1,031
Net Cash Provided by Operating Activities	8,486

Cash Flows from Financing Activities:

Distributions to Shareholders	(7,000)
Net Increase in Cash	1,486
Cash at beginning of year	62,020
Cash at end of year	$ 63,506

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Reporting years ending after December 31, 2016 are subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Adoption of New Accounting Standards

Effective January 1, 2019, the Company adopted the new lease accounting guidance in ASU 2016-02. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease under the new guidance, with out reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Adoption of New Accounting Standards (continued)

On the date of adoption, January 1, 2019, the Company had no long-term leases. As outlined in NOTE G the only lease in place was a month to month agreement for the office space they occupy. As a result, no amounts have been recorded as a lease liability and a right-of-use asset.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue form contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP Standards. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts are also required.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017.

The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, net interest revenue will not be impacted. The Company adopted the revenue recognition standard as of January 1, 2018. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Implementation has been completed and additional disclosure requirements are included in NOTE E.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $50,732 at December 31, 2019 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company did not incur a gain or loss from trading activity during the year ended December 31, 2019.

NOTE E – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments
Revenue from contacts with customers includes brokerage commissions and service fees from broker-dealer services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance of the obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

12b-1 Fees
The Company has customers that maintain balances in Mutual Funds and Recurring Variable Annuities with third parties. These accounts have been established through previous transactions with the Company. The customers are charged a service fee by the third party based upon the balance maintained in the account. The Company, in turn, is paid a percentage of this fee by the third party in exchange for the maintenance of the relationship with the customer. The Company believes that while the performance of this obligation is ongoing, servicing fees received are for past obligations that have been satisfied prior to payment. The price is established by the third party and agreed to by the customer by depositing their funds with them. All risk and reward of ownership were held by the customer throughout the transaction.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Brokerage commissions	$ 650,505
12b-1 fees	104,164
Total revenue from contracts with customers	$ 754,669

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets. There was no depreciation for the year ended December 31, 2019. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	54,944
Net Equipment & Furniture	$ -

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from leased facilities. The Company is operating under a month to month rental arrangement while a new lease is negotiated. Rent expense for the year ended December 31, 2019 was $10,800.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $38,143, which was $33,143 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 2.03 to 1.

NOTE I - CONTINGENCIES

At December 31, 2019 the Company is involved in a lawsuit. The ultimate outcome of this case cannot be determined at this time, but management does not expect that the Company will be held liable. Therefore the Company has not accrued any amount in relation to the potential outcome of the case at December 31, 2019.

NOTE J – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through March 9, 2020 for possible inclusion in the financial statements for the year ended December 31, 2019. No items were identified for inclusion. The date of March 9, 2020 is the date at which the financial statements were available for issue.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2019

Administrative wages	$	87,800
Payroll taxes		7,455
Hospitalization		5,515
Rent and utilities		12,038
Registration fees		20,437
Audit and accounting fees		18,428
Office expense		18,437
Telephone		4,299
Postage and delivery		155
Travel expenses		8,312
Professional consulting fees		14,646
TOTAL OPERATING EXPENSES	$	197,522

The accompanying notes are an integral part of these financial statements.

-11-

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2019

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2019 financial statements	$	71,428
Less:		
Non-Allowable Assets		
Accounts receivable, broker / dealers		634
Accounts receivable, non-customers		6,599
Deposit and prepaids		22,691
		29,924
NET CAPITAL	$	41,504
COMPUTATION OF AGGREGATE INDEBTEDNESS	$	77,326
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$	5,158
MINIMUM REQUIRED NET CAPITAL	$	5,158
EXCESS NET CAPITAL	$	36,346
EXCESS NET CAPITAL AT 1000%	$	33,771
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.86 : 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. during the year ended December 31, 2019 as clearing agent and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. for possession of customer funds and as custodian for all customer securities on a fully disclosed basis during the year ended December 31, 2019.

Accordingly, U.S. Brokerage, Inc.is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2019, did not find any difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Hobe & Lucas
Certified Public Accountants, Inc. _____

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 rules, which are enumerated below and were agreed to by U.S. Brokerage, Inc. and the SIPC, solely to assist you and SIPC in evaluating U.S. Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. U.S. Brokerage, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2019, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Not applicable – there is no overpayment.

Independent Member
B K R
INTERNATIONAL
Firms In Principal Cities Worldwide

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

March 9, 2020

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2019

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of U.S. Brokerage, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of U.S. Brokerage, Inc. as of December 31, 2019, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on U.S. Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules of Operating Expenses, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, Information Relating to the Possession or Control Requirements under Rule 15c-3 and Material Differences in Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of U.S. Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as U.S. Brokerage, Inc.'s auditor since 2009.

Independence, Ohio
March 9, 2020

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemptive provisions) and (2) U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemptive provisions throughout the most recent fiscal year without exception. U.S. Brokerage, Inc.'s management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
March 9, 2020